ISSUER FREE WRITING PROSPECTUS No. 1304BD
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated August 19, 2011



Protection

Deutsche Bank AG Market-Linked Notes
Linked to a Basket of Currencies Relative to the U.S. Dollar due on or about August 27, 2013

Investment Description

The Market-Linked Notes Linked to a Basket of Currencies Relative to the U.S. Dollar (the "**notes**") are unsubordinated and unsecured debt obligations of Deutsche Bank AG, London Branch (the "**Issuer**") and provide exposure to the performance of an equally weighted basket of currencies consisting of the Australian dollar ("**AUD**"), the Canadian dollar ("**CAD**"), the Norwegian krone ("**NOK**"), the Malaysian ringgit ("**MYR**") and the Korean won ("**KRW**") (each, a "**Basket Currency**" and together, the "**Basket**") relative to the U.S. dollar (the "**Reference Currency**"). If the Basket Return is positive, meaning that the Basket Currencies have, as a whole, strengthened against the U.S. dollar, Deutsche Bank AG will repay the full principal amount at maturity and pay a return equal to the Basket Return multiplied by the Participation Rate of between 120.00% and 140.00% (to be determined on the Trade Date). If the Basket Return is zero, Deutsche Bank AG will repay the full principal amount at maturity. If the Basket Return is negative, meaning that the Basket Currencies have, as a whole, weakened against the U.S. dollar, Deutsche Bank AG will repay less than the full principal amount at maturity, and investors will have a loss that is proportionate to the first 10% decline in the Basket over the term of the notes. **Investing in the notes involves significant risks. The notes do not pay interest. You may lose up to 10% of your principal amount. The Issuer will repay at least 90% of your principal amount only if you hold the notes to maturity. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of the Issuer. If the Issuer were to default on its payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.**

Features

❑ **Growth Potential:** If the Basket Return is positive, the Issuer will repay your principal amount plus pay a return equal to the Basket Return multiplied by the Participation Rate. Such basket-linked return may exceed the return you could receive on a traditional fixed income investment.

❑ **Limited Downside Market Exposure**: Investors are exposed to the first 10% decline in the Basket over the term of the notes, which could result in a proportionate loss of up to 10% of principal. If you hold the notes to maturity, the Issuer will repay at least 90% of your principal amount. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of the Issuer.

❑ **Diversification Opportunity:** The notes provide an opportunity to diversify your portfolio through exposure to the Basket Currencies.

Key Dates[1]

Trade Date	August 22, 2011
Settlement Date	August 25, 2011
Final Valuation Date[2]	August 22, 2013
Maturity Date[2]	August 27, 2013

[1] Expected.
[2] See page 3 for details.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES HAVE DOWNSIDE EXPOSURE TO THE BASKET UP TO A -10% RETURN. YOU MAY LOSE UP TO 10% OF YOUR INITIAL INVESTMENT IN THE NOTES. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF DEUTSCHE BANK AG. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS AND UNDER "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

We are offering Market-Linked Notes Linked to a Basket of Currencies Relative to the U.S. Dollar. The return of the notes at maturity will depend upon the performance of the Basket Currencies relative to the U.S. dollar. The notes are unsubordinated and unsecured debt obligations of Deutsche Bank AG and are offered at a minimum investment of $1,000. The Participation Rate and the Initial Spot Rate for each Basket Currency will be set on the Trade Date.

Basket Currencies	Currency Weighting	Reference Currency	Participation Rate	CUSIP/ISIN
Australian dollar ("**AUD**")	20.00%	USD	120.00% to 140.00%	25154P 16 2 / US25154P1628
Canadian dollar ("**CAD**")	20.00%			
Norwegian krone ("**NOK**")	20.00%			
Malaysian ringgit ("**MYR**")	20.00%			
Korean won ("**KRW**")	20.00%			

See "Additional Terms Specific to the Notes" in this free writing prospectus. The notes will have the terms specified in the prospectus dated September 29, 2009, the prospectus supplement dated September 29, 2009, product supplement BD dated September 29, 2009, and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement BD for risks related to investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement or product supplement BD. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Max. Discounts and Commissions[1]	Min. Proceeds to Us
Per Note	$10.00	$0.00	$10.00
Total	$	$	$

[1] UBS Financial Services will act as placement agent for sales of the notes to certain advisory accounts and will not receive a sales commission with respect to such sales. For more detailed information, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

UBS Financial Services Inc.   Deutsche Bank Securities

Additional Terms Specific to the Notes

You should read this free writing prospectus, together with product supplement BD dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement BD dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200380/d424b21.pdf

- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Deutsche Bank AG has filed a registration statement (including the prospectus dated September 29, 2009, as supplemented by the prospectus supplement dated September 29, 2009, and the product supplement BD dated September 29, 2009) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the notes, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "notes" refers to the Deutsche Bank AG Market-Linked Notes Linked to a Basket of Currencies Relative to the U.S. Dollar that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

All references to "Market-Linked Notes" and "Currency Return" in this free writing prospectus shall be deemed to refer to "Notes" and "Currency Performance," respectively, as defined in the accompanying product supplement.

Investor Suitability

The notes may be suitable for you if:

- You fully understand the risks inherent in an investment in the notes, including the loss of up to 10% of your initial investment.

- You seek an investment with a return linked to the performance of the Basket Currencies relative to the U.S. dollar.

- You believe the Basket Return will be positive over the term of the notes, meaning that the Basket Currencies, as a whole, will strengthen relative to the U.S. dollar.

- You can tolerate a loss of up to 10% of your initial investment at maturity and are willing to make an investment that has downside exposure to the first 10% decline of the Basket.

- You can tolerate fluctuations in the price of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Basket.

- You are willing to invest in the notes if the Participation Rate is set equal to the bottom of the range indicated for the Participation Rate on the first page hereof (the actual Participation Rate will be set on the Trade Date).

- You are willing and able to hold the notes, which have a term of 2 years, to maturity, and you are aware that there may be little or no secondary market for the notes.

- You do not seek current income from this investment.

- You are willing to assume the credit risk of Deutsche Bank AG for all payments under the notes, and understand that if Deutsche Bank AG defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The notes may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the notes, including the loss of up to 10% of your initial investment.

- You do not seek an investment with a return linked to the performance of the Basket Currencies relative to the U.S. dollar.

- You do not believe the Basket Return will be positive over the term of the notes, or you believe that the U.S. dollar will strengthen or remain the same relative to the Basket Currencies.

- You require an investment designed to provide a full return of principal at maturity and are not willing to make an investment that has downside exposure to the first 10% decline of the Basket.

- You cannot tolerate fluctuations in the price of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Basket.

- You are unwilling to invest in the notes if the Participation Rate is set equal to the bottom of the range indicated for the Participation Rate on the first page hereof (the actual Participation Rate will be set on the Trade Date).

- You are unable or unwilling to hold the notes, which have a term of 2 years, to maturity, or you seek an investment for which there will be an active secondary market.

- You seek current income from your investments.

- You are not willing to assume the credit risk of Deutsche Bank AG for all payments under the notes.

The suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this free writing prospectus and more detailed "Risk Factors" beginning on page 5 of the accompanying product supplement for risks related to an investment in the notes.

Indicative Terms	
Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per note (subject to a minimum purchase of 100 notes)
Currency of the Issue/Reference Currency	United States dollars
Term	2 years
Trade Date[1]	August 22, 2011
Settlement Date[1]	August 25, 2011
Final Valuation Date[1,2]	August 22, 2013
Maturity Date[1,2]	August 27, 2013
Basket	**Basket Currency** — **Currency Weighting** Australian dollar ("**AUD**") — 20.00% Canadian dollar ("**CAD**") — 20.00% Norwegian krone ("**NOK**") — 20.00% Malaysian ringgit ("**MYR**") — 20.00% Korean won ("**KRW**") — 20.00%
Participation Rate	120% to 140%. The actual Participation Rate will be determined on the Trade Date.
Payment at Maturity (per $10.00 principal amount of notes)	**If the Basket Return is zero or positive,** Deutsche Bank AG will pay you a cash payment per note that provides you with the principal amount plus a return equal to the Basket Return *multiplied* by the Participation Rate, calculated as follows: $10.00 + ($10.00 x Participation Rate x Basket Return) *Due to the Currency Return calculation, the maximum Basket Return is 100% resulting in an embedded maximum return on the notes. A Basket Return of zero will result in the repayment of only the principal amount.* **If the Basket Return is less than zero and greater than or equal to -10%,** Deutsche Bank AG will pay you a cash payment that is less than the full principal amount of $10.00 per note, resulting in a loss of principal that is proportionate to the percentage decline in the level of the Basket reflected in the negative Basket Return and equal to: $10.00 + ($10.00 x Basket Return) In this scenario, you could lose up to 10% of your principal. **If the Basket Return is less than -10%,** Deutsche Bank AG will pay you a cash payment of $9.00 per note.
Initial Basket Level	Set equal to 100 on the Trade Date
Final Basket Level	The Final Basket Level will be calculated as follows: 100 x [1 + (AUD Return x 20.00%) + (CAD Return x 20.00%) + (NOK Return x 20.00%) + (MYR Return x 20.00%) + (KRW Return x 20.00%)] The AUD Return, CAD Return, NOK Return, MYR Return and KRW Return refer to the Currency Return for the Australian dollar, the Canadian dollar, the Norwegian krone, the Malaysian ringgit and the Korean won, respectively.
Basket Return	The percentage change in the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows: $$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Currency Return	With respect to each Basket Currency, the percentage change in the relevant Basket Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows: $$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$ Because the Currency Return is calculated pursuant to the formula above, the maximum possible Currency Return, and as a result the maximum possible Basket Return, will equal 100%. There is no comparable limit on the negative performance of the Currency Return or the Basket Return. However, the minimum Payment at Maturity is $9.00 per note.
Initial Spot Rate	For each Basket Currency, the Spot Rate on the Trade Date
Final Spot Rate	For each Basket Currency, the Spot Rate on the Final Valuation Date
Spot Rate	For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the Calculation Agent by reference to the Spot Rate definitions set forth in this free writing prospectus under "Spot Rates." The Spot Rate for each Basket Currency is expressed as units of the respective currency per one U.S. dollar.
No Interest Payments	We will not pay you interest during the term of the notes

Investment Timeline

Trade Date

The Initial Spot Rates and Participation Rate are determined. The Initial Basket Level is set equal to 100.

Maturity Date

The Final Spot Rates, Currency Return, Final Basket Level and Basket Return are determined.

- **If the Basket Return is zero or positive,** Deutsche Bank AG will pay you a cash payment per note that provides you with the principal amount plus a return equal to the Basket Return multiplied by the Participation Rate, calculated as follows:

  $10.00 + ($10.00 × Participation Rate x Basket Return)

- **If the Basket Return is less than zero and greater than or equal to -10%,** Deutsche Bank AG will pay you a cash payment that is less than the full principal amount of $10.00 per note, resulting in a loss of principal that is proportionate to the percentage decline in the level of the Basket reflected in the negative Basket Return and equal to:

  $10.00 + ($10.00 × Basket Return)

- **If the Basket Return is less than -10%,** Deutsche Bank AG will pay you a cash payment of $9.00 per note.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 10% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF DEUTSCHE BANK AG. IF DEUTSCHE BANK AG WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[1] In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.
[2] Subject to postponement as described under "Description of Notes—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

How will the Basket Return be Calculated?

Your Payment at Maturity will depend on the Basket Return. The following steps are necessary to calculate the Basket Return:

Step 1: Calculate the Currency Return for each of the Basket Currencies.

The AUD Currency Return is the difference between the USD/AUD Initial Spot Rate and the USD/AUD Final Spot Rate relative to the USD/AUD Initial Spot Rate, expressed as a percentage and calculated as follows:

$$\text{AUD Currency Return} = \frac{\text{USD/AUD Initial Spot Rate} - \text{USD/AUD Final Spot Rate}}{\text{USD/AUD Initial Spot Rate}}$$

An increase in the value of the Australian dollar relative to the U.S. dollar is expressed as a decrease in the USD/AUD spot rate.

The CAD Currency Return is the difference between the USD/CAD Initial Spot Rate and the USD/CAD Final Spot Rate relative to the USD/CAD Initial Spot Rate, expressed as a percentage and calculated as follows:

$$\text{CAD Currency Return} = \frac{\text{USD/CAD Initial Spot Rate} - \text{USD/CAD Final Spot Rate}}{\text{USD/CAD Initial Spot Rate}}$$

An increase in the value of the Canadian dollar relative to the U.S. dollar is expressed as a decrease in the USD/CAD spot rate.

The NOK Currency Return is the difference between the USD/NOK Initial Spot Rate and the USD/NOK Final Spot Rate relative to the USD/NOK Initial Spot Rate, expressed as a percentage and calculated as follows:

$$\text{NOK Currency Return} = \frac{\text{USD/NOK Initial Spot Rate} - \text{USD/NOK Final Spot Rate}}{\text{USD/NOK Initial Spot Rate}}$$

An increase in the value of the Norwegian krone relative to the U.S. dollar is expressed as a decrease in the USD/NOK spot rate.

The MYR Currency Return is the difference between the USD/MYR Initial Spot Rate and the USD/MYR Final Spot Rate relative to the USD/MYR Initial Spot Rate, expressed as a percentage and calculated as follows:

$$\text{MYR Currency Return} = \frac{\text{USD/MYR Initial Spot Rate} - \text{USD/MYR Final Spot Rate}}{\text{USD/MYR Initial Spot Rate}}$$

An increase in the value of the Malaysian ringgit relative to the U.S. dollar is expressed as a decrease in the USD/MYR spot rate.

The KRW Currency Return is the difference between the USD/KRW Initial Spot Rate and the USD/KRW Final Spot Rate relative to the USD/KRW Initial Spot Rate, expressed as a percentage and calculated as follows:

$$\text{KRW Currency Return} = \frac{\text{USD/KRW Initial Spot Rate} - \text{USD/KRW Final Spot Rate}}{\text{USD/KRW Initial Spot Rate}}$$

An increase in the value of the Korean won relative to the U.S. dollar is expressed as a decrease in the USD/MYR spot rate.

Step 2: Calculate the Final Basket Level.

The Final Basket Level will be calculated as follows:

$$100 \times [1 + (\text{AUD Return} \times 20.00\%) + (\text{CAD Return} \times 20.00\%) + (\text{NOK Return} \times 20.00\%) + (\text{MYR Return} \times 20.00\%) + (\text{KRW Return} \times 20.00\%)]$$

Step 3: Calculate the Basket Return.

The Basket Return is equal to the percentage change in the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

4

An investment in the notes involves significant risks. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the notes generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

♦ **MARKET RISK; RISK OF LOSS**—The notes differ from ordinary debt securities in that Deutsche Bank AG is not necessarily required to repay the full principal amount. The return on the notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Return is positive or negative. If the Final Basket Level is less than the Initial Basket Level, you will be exposed to the first 10% decline of the Basket and Deutsche Bank will pay you an amount at maturity that is less than your principal amount, resulting in a loss of 1.00% of the principal amount for each 1.00% decline in the Final Basket Level as compared to the Initial Basket Level up to a 10% loss. As a result, you could lose up to 10% of your initial investment. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Deutsche Bank AG.

♦ **THE PARTICIPATION RATE APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY**—You should be willing to hold your notes to maturity. If you are able to sell your notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the notes themselves, and the return you realize may be less than the Basket Return even if such return is positive. You can receive the full benefit of the Participation Rate only if you hold your notes to maturity.

♦ **DEUTSCHE BANK AG WILL REPAY AT LEAST 90% OF YOUR PRINCIPAL AMOUNT ONLY IF YOU HOLD THE NOTES TO MATURITY**—You should be willing to hold your notes to maturity. Deutsche Bank AG will pay you at least 90% of the principal amount of your notes only if you hold your notes to maturity. If you sell the notes in the secondary market prior to maturity, you may have to sell your notes at a loss relative to your initial investment and you may have to sell them at a loss of more than 10%.

♦ **DEUTSCHE BANK AG WILL NOT PAY INTEREST ON THE NOTES**—You will not receive interest payments on the notes during the term of the notes.

♦ **RISKS RELATING TO THE CREDIT OF THE ISSUER**—The notes are unsubordinated and unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive any amounts owed to you under the terms of the notes.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS OR ITS AFFILIATES, IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES**—We or one or more of our affiliates may hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Spot Rates and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Spot Rates on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to changes in the Spot Rates. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the notes.

♦ **YOUR MAXIMUM POSSIBLE RETURN ON THE NOTES IS LIMITED BECAUSE THE MAXIMUM CURRENCY RETURN IS 100%, WHILE THERE IS NO COMPARABLE LIMIT ON NEGATIVE CURRENCY RETURNS**—For each Basket Currency, the maximum Currency Return will equal 100%, resulting in a maximum possible Basket Return of 100%. Therefore, the return on the notes is capped to 100% multiplied by the Participation Rate of between 120.00% and 140.00% (to be determined on the Trade Date). In addition, because the Currency Return is calculated in this manner, there is no comparable limit on the negative performance of a Basket Currency or resulting negative performance of the Basket Return. Consequently, even if some of the Basket Currencies were to appreciate significantly relative to the U.S. dollar, that positive performance could be offset by a severe depreciation of any of the other Basket Currencies. However, the minimum Payment at Maturity is $9.00 per note.

♦ **INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES**—You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. Additionally, the Basket Return is based on the Currency Return of each of the Basket Currencies, which is in turn based upon the formulas set forth above. The Currency Returns are dependent solely on such stated formulas and not on any other formula that could be used for calculating currency returns.

♦ **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY**—While the Payment at Maturity described in this free writing prospectus is based on the full principal amount of your notes, the Issue Price of the notes includes the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase the notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

♦ **GAINS IN THE CURRENCY RETURN OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY RETURN OF OTHER BASKET CURRENCIES**—The notes are linked to the return of the Basket, which is composed of five currencies with equal weightings. The Basket Return will be based on the return of the Basket as a whole. Therefore, positive Currency Returns of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Returns of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The return of the Basket is dependent on the Currency Return of each Basket Currency, which is in turn based upon the formulas set forth above.

♦ **CURRENCY MARKETS MAY BE VOLATILE**—Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

♦ **LEGAL AND REGULATORY RISKS**—Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the return of the Basket Currencies and, consequently, the value of the notes.

♦ **THE NOTES ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS**—Some of the Basket Currencies are currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability in emerging market nations is likely to have an adverse effect on the return of the Basket Currencies, and, consequently, the return on the notes.

♦ **IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED**—Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch , as calculation agent, being unable to determine the Basket Return using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

♦ **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE NOTES ARE THE SAME LEGAL ENTITY**—Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Return and maintains some discretion as to how such calculations are made, in particular if the Spot Rate for any Basket Currency is not available on the Final Valuation Date. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the return of the Basket Currencies.

♦ **SUSPENSIONS OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES**—The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the notes.

♦ **LACK OF LIQUIDITY**—The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

♦ **THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES**—Changes in the Basket Currencies during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Basket Return by measuring the percentage change from the Initial Basket Level to the Final Basket Level, as set forth herein. The Final Basket Level will be calculated using the sum of the weighted Currency Returns, as described above. The Currency Returns will be calculated only as of the Final Valuation Date. As a result, the Basket Return may be negative even if the Basket Currencies moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Final Valuation Date.

♦ **WE AND OUR AFFILIATES OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE BASKET RETURN TO WHICH THE NOTES ARE LINKED AND THE VALUE OF NOTES**—We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Currencies to which the notes are linked.

♦ **ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES**—We expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the return of the Basket Currencies relative to the U.S. dollar. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility of the Basket Currencies and the U.S. dollar, as reference currency;

- the time remaining to maturity of the notes;

- the exchange rates and the volatility of the exchange rate between each Basket Currency and the U.S. dollar;

- interest rates and yields in the market generally and in the markets of the Basket Currencies and the U.S. dollar;

- a variety of economic, financial, political, regulatory or judicial events;

- supply and demand for the notes; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **HISTORICAL RETURN OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE RETURN OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES**—It is impossible to predict whether any of the Spot Rates of the Basket Currencies will rise or fall. The Spot Rates will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN**—The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Basket Return or Payment at Maturity in the ordinary manner, the calculation agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for the Spot Rate of a Basket Currency is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Scenario Analysis and Hypothetical Examples

The following table and examples illustrate the hypothetical payment amount at maturity per $10.00 principal amount of notes for a hypothetical range of Basket Returns and assume an Initial Basket Level of 100.00 and a Participation Rate of 130% (the actual Participation Rate will be determined on the Trade Date). The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Total Return
170.00	70.00%	$19.10	91.00%
160.00	60.00%	$17.80	78.00%
150.00	50.00%	$16.50	65.00%
140.00	40.00%	$15.20	52.00%
130.00	30.00%	$13.90	39.00%
120.00	20.00%	$12.60	26.00%
110.00	10.00%	$11.30	13.00%
105.00	5.00%	$10.65	6.50%
100.00	0.00%	$10.00	0.00%
95.00	-5.00%	$9.50	-5.00%
90.00	-10.00%	$9.00	-10.00%
80.00	-20.00%	$9.00	-10.00%
70.00	-30.00%	$9.00	-10.00%
60.00	-40.00%	$9.00	-10.00%
50.00	-50.00%	$9.00	-10.00%
40.00	-60.00%	$9.00	-10.00%
30.00	-70.00%	$9.00	-10.00%
20.00	-80.00%	$9.00	-10.00%
10.00	-90.00%	$9.00	-10.00%
0.00	-100.00%	$9.00	-10.00%

* Because the Currency Return is calculated pursuant to the formula set forth in "Indicative Terms," the maximum possible Currency Return, and as a result the maximum possible Basket Return, will equal 100%. There is no comparable limit on the negative performance of the Currency Return or the Basket Return. However, the minimum Payment at Maturity is $9.00 per note.

Hypothetical Examples:

The following payment examples show scenarios for the Payment at Maturity of the notes, illustrating positive and negative Basket Returns and reflecting either correlated or offsetting returns in the different Basket Currencies. The following examples are, like the above, based on a hypothetical Participation Rate of 130%, as well as hypothetical Initial Spot Rates (the actual value of each of which will be determined on the Trade Date) and Final Spot Rates (which will be determined on the Final Valuation Date), for the Basket Currencies, and the resulting Basket Return. The hypothetical Initial Spot Rate and Final Spot Rate values for the Basket Currencies have been chosen arbitrarily for the purpose of illustration only, and should not be taken as indicative of the future return of any Basket Currency. The numbers appearing in the table below have been rounded for ease of analysis.

Example 1:

The positive Currency Return of each of the Basket Currencies relative to the U.S. dollar results in a Basket Return of 40.00%.

Because the Basket Return is 40.00%, the Payment at Maturity is equal to $15.20 per $10.00 principal amount of notes (a return of 52.00%), calculated as follows:

Payment at Maturity = $10.00 + ($10.00 x 130.00% x 40.00%) = $15.20

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Currency Weighting
AUD	0.9480	0.5688	40.00%	20.00%
CAD	0.9813	0.5888	40.00%	20.00%
NOK	5.3884	3.2330	40.00%	20.00%
MYR	2.9765	1.7859	40.00%	20.00%
KRW	1,071.53	642.92	40.00%	20.00%

Final Basket Level = 100 x [1 + (40% x 20%) + (40% x 20%) + (40% x 20%) + (40% x 20%) + (40% x 20%)] = 140

Basket Return = (Final Basket Level – Initial Basket Level) / Initial Basket Level
= (140 – 100)/100 = 0.40 = 40.00%

Example 2:

The negative Currency Return of AUD, CAD and NOK and the positive Currency Return of MYR and KRW relative to the U.S. dollar result in a Basket Return of -2.00%, and, therefore, a Payment at Maturity of $9.80 per $10.00 principal amount of notes.

Because the Basket Return is -2.00%, the Payment at Maturity is equal to $9.80 per $10.00 principal amount of notes (a return of -2.00%), calculated as follows:

Payment at Maturity = $10.00 + ($10.00 x -2.00%) = $9.80

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Currency Weighting
AUD	0.9480	1.0428	-10.00%	20.00%
CAD	0.9813	1.0794	-10.00%	20.00%
NOK	5.3884	5.9272	-10.00%	20.00%
MYR	2.9765	2.6789	10.00%	20.00%
KRW	1,071.53	964.38	10.00%	20.00%

Final Basket Level = 100 × [1 + (-10% × 20%) + (-10% × 20%) + (-10% ×20%) + (10% × 20%) + (10% × 20%)] = 98

Basket Return = (Final Basket Level – Initial Basket Level) / Initial Basket Level
= (98 – 100)/100 = -0.02 = -2.00%

Example 3:

The negative Currency Return of each of the Basket Currencies relative to the U.S. dollar results in a Basket Return of -15.00%, and, therefore, a Payment at Maturity of $9.00 per $10.00 principal amount of notes.

Because the Basket Return is -15.00%, the Payment at Maturity is equal to $9.00 per $10.00 principal amount of notes (a return of -10.00%), calculated as follows:

Payment at Maturity = $9.00

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Currency Weighting
AUD	0.9480	1.0902	-15.00%	20.00%
CAD	0.9813	1.1285	-15.00%	20.00%
NOK	5.3884	6.1967	-15.00%	20.00%
MYR	2.9765	3.4230	-15.00%	20.00%
KRW	1,071.53	1,232.26	-15.00%	20.00%

Final Basket Level = 100 × [1 + (-15% × 20%) + (-15% × 20%) + (-15% ×20%) + (-15% × 20%) + (-15% × 20%)] = 85

Basket Return = (Final Basket Level – Initial Basket Level) / Initial Basket Level
= (85 – 100)/100 = -0.15 = -15.00%

Example 4:

The negative Currency Return of AUD and the positive Currency Return of CAD, NOK, MYR and KRW relative to the U.S. dollar result in a Basket Return of -39.00%. Because the AUD depreciates significantly relative to the USD, its depreciation offsets the appreciation of CAD, NOK, MYR and KRW, resulting in a Payment at Maturity of $9.00 per $10.00 principal amount of notes.

Because the Basket Return is -39.00%, the Payment at Maturity is equal to $9.00 per $10.00 principal amount of notes (a return of -10.00%), calculated as follows:

Payment at Maturity = $9.00

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Currency Weighting
AUD	0.9480	3.3654	-255.00%	20.00%
CAD	0.9813	0.8341	15.00%	20.00%
NOK	5.3884	4.5801	15.00%	20.00%
MYR	2.9765	2.5300	15.00%	20.00%
KRW	1,071.53	910.80	15.00%	20.00%

Final Basket Level = 100 × [1 + (-255% × 20%) + (15% × 20%) + (15% ×20%) + (15% × 20%) + (15% × 20%)] = 61

Basket Return = (Final Basket Level – Initial Basket Level) / Initial Basket Level
= (61 – 100)/100 = -0.39 = -39.00%

Spot Rates

The Spot Rate for the Australian dollar will be the reciprocal of the Australian dollar/U.S. dollar mid-spot rate at approximately 4:00 p.m. London time, which is expressed as the amount of U.S. dollars per one Australian dollar, for settlement in two business days, reported by the W.M. Company which appears on Reuters Page "WMRSPOT12" (or any successor page) on such date of calculation.

The Spot Rate for the Canadian dollar will be the U.S. dollar/Canadian dollar mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Canadian dollars per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on Reuters Page "WMRSPOT09" (or any successor page) on such date of calculation.

The Spot Rate for the Norwegian krone will be the U.S. dollar/Norwegian krone mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Norwegian kroner per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on Reuters Page "WMRSPOT05" (or any successor page) on such date of calculation.

The Spot Rate for the Korean won will be the U.S. dollar/Korean won market average rate, expressed as the amount of Korean won per one U.S. dollar, for settlement in two business days, as reported by the Korea Financial Telecommunications and Clearing Corporation, which appears on the Reuters Screen "KFTC18 Page" to the right of the caption "USD Today" that is available at approximately 3:30 p.m., Seoul time, on such date of calculation or as soon thereafter as practicable.

The Spot Rate for the Malaysian ringgit will be the U.S. dollar/Malaysian ringgit spot rate at approximately 11:00 a.m. Singapore time, expressed as the amount of Malaysian ringgits per one U.S. dollar, for settlement in two business days, as reported by the Association of Banks in Singapore, which appears on the Reuters Page "ABSIRFIX01" to the right of the caption "Spot" under the column "MYR" at approximately 11:30 a.m., Singapore time, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

The following charts show the hypothetical historical performance of the Basket as well as historical individual exchange rates for each of the Basket Currencies against the U.S. dollar. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth above. The daily exchange rates published by Bloomberg may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies. For more information see "Spot Rates" in this free writing prospectus.

The first chart below shows the hypothetical historical performance of the Basket from January 31, 2001 through August 17, 2011, assuming that the Final Basket Level on August 17, 2011 was 100 and each Basket Currency had a 20% weight in the Basket on that date. The hypothetical basket performance is based on actual aggregated historical data of the Basket Currencies and the chart below is a reflection of this data. The charts following each Basket Currency's exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from January 1, 2001 through August 17, 2011. The exchange rate of each Basket Currency is expressed as units of such Basket Currency per one U.S. dollar.

These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates or of the historical or future performance of the Basket. We cannot give you any assurance that the Basket Return will be greater than zero or that you will receive more than 90% of your investment at maturity. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Return is more or less likely to increase or decrease at any time during the term of the notes.

The decline of the Spot Rate of any Basket Currency (meaning such Basket Currency strengthens relative to the U.S. dollar) will have a positive impact on the overall Basket Return. The increase of the Spot Rate of any Basket Currency (meaning such Basket Currency weakens relative to the U.S. dollar) will have a negative impact on the overall Basket Return. Exchange rate movements in the Basket Currencies may not correlate with each other, and the decrease in the Spot Rate (or strengthening) of one Basket Currency relative to the U.S. dollar may be moderated, or more than offset, by lesser decreases or an increase in the Spot Rate (or weakening) of the other Basket Currencies relative to the U.S. dollar.



Historical Basket Return

Source: Bloomberg

Past performance is not indicative of future performance.

Australian Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through August 17, 2011
(expressed as units of Australian dollars per U.S. dollar)

Australian dollar	High	Low	Period End
2001	2.0938	1.7464	1.9627
2002	1.9790	1.7307	1.7806
2003	1.7822	1.3266	1.3298
2004	1.4754	1.2491	1.2816
2005	1.3822	1.2516	1.3646
2006	1.4253	1.2610	1.2682
2007	1.3029	1.0637	1.1427
2008	1.6642	1.0152	1.4231
2009	1.6003	1.0632	1.1140
2010	1.2396	0.9750	0.9772
2011 (through August 17, 2011)	1.0303	0.9024	0.9480

USD/AUD Spot Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Canadian Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through August 17, 2011
(expressed as units of Canadian dollars per U.S. dollar)

Canadian dollar	High	Low	Period End
2001	1.6052	1.4902	1.5930
2002	1.6193	1.5035	1.5718
2003	1.5776	1.2840	1.2970
2004	1.4002	1.1718	1.2019
2005	1.2734	1.1428	1.1620
2006	1.1798	1.0930	1.1657
2007	1.1877	0.9058	0.9984
2008	1.3017	0.9712	1.2188
2009	1.3065	1.0207	1.0532
2010	1.0853	0.9926	0.9980
2011 (through August 17, 2011)	1.0058	0.9407	0.9813

USD/CAD Exchange Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Norwegian Krone
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through August 17, 2011
(expressed as units of Norwegian kroner per U.S. dollar)

Norwegian krone	High	Low	Period End
2001	9.4870	8.5035	8.9632
2002	9.1445	6.9227	6.9370
2003	7.7148	6.6025	6.6652
2004	7.1860	6.0306	6.0805
2005	6.8232	6.0604	6.7442
2006	6.8626	5.9810	6.2356
2007	6.4989	5.2428	5.4372
2008	7.3145	4.9439	6.9538
2009	7.2969	5.5126	5.7935
2010	6.7281	5.5976	5.8218
2011 (through August 17, 2011)	6.0056	5.2174	5.3884

USD/NOK Exchange Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Malaysian Ringgit
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through August 17, 2011
(expressed as units of Malaysian ringgit per U.S. dollar)

Malaysian ringgit	High	Low	Period End
2001	3.8005	3.7980	3.8005
2002	3.8040	3.7920	3.7995
2003	3.8003	3.7995	3.8000
2004	3.8050	3.7950	3.8000
2005	3.8050	3.7405	3.7795
2006	3.7797	3.5220	3.5270
2007	3.5300	3.3040	3.3115
2008	3.6435	3.1301	3.4675
2009	3.7365	3.3459	3.4265
2010	3.4545	3.0605	3.0635
2011 (through August 17, 2011)	3.0839	2.9342	2.9765

USD/MYR Exchange Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Korean Won
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through August 17, 2011
(expressed as units of Korean won per U.S. dollar)

Korean won	High	Low	Period End
2001	1,368.00	1,233.00	1,313.50
2002	1,335.20	1,157.50	1,185.70
2003	1,263.50	1,144.85	1,192.10
2004	1,198.00	1,034.95	1,035.10
2005	1,062.30	989.23	1,010.00
2006	1,010.50	912.90	929.70
2007	953.55	899.69	935.37
2008	1,524.58	931.90	1,259.55
2009	1,597.45	1,149.40	1,164.00
2010	1,277.85	1,102.85	1,126.00
2011 (through August 17, 2011)	1,144.00	1,048.30	1,071.53

USD/KRW Exchange Rate



Source: Bloomberg

Past performance is not indicative of future performance.

What Are the Tax Consequences of an Investment in the Notes?

TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS—You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments" the denomination currency of which is the U.S. dollar. Under this treatment, regardless of your method of accounting, you will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment on the notes until maturity. Any income recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes. Any loss will be treated first as ordinary loss, to the extent of previous interest inclusions, and then as capital loss.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, or by calling (212) 250-5281. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of the principal amount, if any, that we will pay on the notes.**

Legislation enacted in 2010 requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS provides any advice on tax matters**. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.**

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will not receive or allow as a concession or reallowance to other dealers discounts and commissions. We will agree that UBS Financial Services Inc. may sell all or part of the notes that it purchases from us to its affiliates at the price to the public indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the notes. UBS Financial Services will act as placement agent for sales of the notes to certain advisory accounts and will not receive a sales commission with respect to such sales. DBSI, one of the agents for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.